Exhibit 23.2

June 20, 2005

The Board of Directors
Proginet Corporation
200 Garden City Plaza
Garden City, NY 11530
Dear Sirs/Mesdames:

Blockade Systems Corporation. (“Blockade”)

We consent to the use of our Auditors’ Report dated January 11, 2005 on the consolidated balance sheet of Blockade as at September 30, 2004, and the consolidated statements of operations and deficit and cash flows of Blockade for the year ended September 30, 2004 in Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) of the Registrant dated March 30, 2005, and to the inclusion of our Comments for US readers on Canada-US Reporting Differences which appears in the Registration Statement.

We also consent to the reference to us under caption “Experts” in the Prospectus.

Yours very truly,

/s/ PKF Hill LLP
Chartered Accountants